Adopted November 9, 1939                                        File No.  69-306




                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.




                                   FORM U-3A-2




                          Statement by Holding Company
                        Claiming Exemption under Rule U-2
                           from the Provisions of the
                   Public Utility Holding Company Act of 1935


                      To Be Filed Annually Prior to March 1


                        Pinnacle West Capital Corporation
                ------------------------------------------------
                                (Name of Company)


hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, state of organization, location and nature of business of Claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which Claimant directly or indirectly holds an interest.

         Pinnacle West Capital Corporation ("Claimant"), having been incorporated on February 20, 1985 under the laws of the State of Arizona, and having its principal executive offices at 400 East Van Buren, Suite 700, Phoenix, Arizona 85004, was organized principally to acquire and hold securities of other corporations for investment purposes. Claimant currently holds stock in the following subsidiaries:

         a. Arizona Public Service Company ("APS" or the "Company"), is engaged principally in serving electricity in the State of Arizona. Incorporated in 1920 under the laws of the State of Arizona and having its principal executive offices at 400 North Fifth Street, Phoenix, Arizona 85004, APS became a subsidiary of the Claimant pursuant to a corporate restructuring plan approved by the Company's shareholders on April 18, 1985.

                  (1) AXIOM Power Solutions, Inc. ("AXIOM") -- an Arizona corporation having been incorporated on October 29, 1996 and having its principal executive offices at 400 E. Van Buren, Phoenix, Arizona 85004, was organized primarily to sell security and energy management products and services. AXIOM is a wholly-owned subsidiary of APS.

                  (2) Bixco, Inc. ("Bixco") -- an Arizona corporation having been incorporated on June 4, 1971 and having its principal executive offices at 400 North Fifth Street, Phoenix, Arizona 85004, was organized primarily to conduct exploration activities for energy resources and other valuable minerals. Subsequent to the sale of its oil and natural gas properties in 1981, Bixco has been inactive. Bixco is a wholly-owned subsidiary of APS.


         b. SunCor Development Company ("SunCor") -- an Arizona corporation having been incorporated on June 30, 1965 and having its principal executive offices at 3838 North Central Avenue, Suite 1500, Phoenix, Arizona 85012, is a wholly-owned subsidiary of Claimant engaged primarily in the owning, holding and development of real property.

                  (1) SunCor Resort & Golf Management, Inc. ("Resort & Golf Management") (previously named "SunCor Resort Management, Inc." and "SunCor Farms, Inc.") -- an Arizona corporation having been incorporated on December 31, 1986 and having its principal executive offices at 3838 North Central Avenue, Suite 1500, Phoenix, Arizona 85012 operates and manages hotel, golf, food and beverage for the Wigwam Resort and Country Club, Sedona Golf Resort, SunRidge Canyon Golf Club, Real del Mar Golf Club, and Palm Valley Golf Club. Resort & Golf Management is a wholly-owned subsidiary of SunCor.

                  (2) Litchfield Park Service Company ("LPSCO") -- an Arizona corporation having been incorporated on September 21, 1954 and having its principal executive offices at 501 East Plaza Circle, Suite B, Litchfield Park, Arizona 85340, is a regulated public utility engaged in providing water and sewer services to commercial and residential customers. LPSCO became a wholly-owned subsidiary of SunCor on December 31, 1986.

                  (3) Golden Heritage Homes, Inc.. ("Golden Heritage Homes") -- (previously named "SunCor Homes, Inc.", LGR, Inc. and "WGP Realty, Inc.") an Arizona corporation having been incorporated on May 14, 1986 and having its principal executive offices at 3838 North Central Avenue, Suite 1500, Phoenix, Arizona 85012, was organized to provide brokerage and realty services in the sale of commercial and residential real property. Golden Heritage Homes is a wholly-owned subsidiary of SunCor.

                           (i) Golden Heritage Construction, Inc. ("GH Construction") -- an Arizona corporation having been incorporated on December 30, 1993 and having its principal executive offices at 7975 North Hayden Rd. Suite D-280, Scottsdale, Arizona 85258, was organized to serve as a general residential contractor. GH
                           Construction became a wholly-owned subsidiary of Golden Heritage Homes, Inc. on January 1, 1996.

                  (4) SCM, Inc. ("SCM") -- an Arizona corporation having been incorporated on May 14, 1991 and having its principal executive offices at 3838 North Central Avenue, Suite 1500, Phoenix, Arizona 85012, was organized to participate in real estate joint ventures and other real estate related activities. SCM is a wholly-owned subsidiary of SunCor.

                  (5) Golf de Mexico, S.A. DE C.V. ("Golf de Mexico") -- a Mexican variable capital corporation having been incorporated on February 8, 1992 in Tijuana, Baja California, Mexico, and having its principal executive offices at 3838 North Central Avenue, Suite 1500, Phoenix, Arizona 85012, was organized to operate and manage the Real del Mar Golf Course in Mexico. Golf de Mexico has been inactive.

                  (6) SunCor Realty & Management Company ("SunCor Realty") -- (previously named Russell Ranch Development Company) an Arizona corporation having been incorporated on April 1, 1994 and having its principal executive offices at 3838 North Central Avenue, Suite 1500, Phoenix, Arizona 85012 was organized to participate in real estate joint ventures and other real estate related activities. SunCor Realty is a wholly-owned subsidiary of SunCor.

                  (7) Palm Valley Golf Club, Inc. ("Palm Valley Golf") -- an Arizona corporation having been incorporated on January 23, 1996 and having its principal executive offices at 3838 North Central Avenue, Suite 1500, Phoenix, Arizona 85012 was organized to hold title to the Palm Valley Golf Course. Palm Valley Golf is a wholly-owned subsidiary of SunCor.

                  (8) Rancho Viejo de Santa Fe, Inc. ("Rancho Viejo") -- a New Mexico corporation having been incorporated on March 18, 1996 and having its principal executive offices at 3838 North Central Avenue, Suite 1500, Phoenix, Arizona 85012 was organized to engage in real estate development in New Mexico. Rancho Viego is a wholly-owned subsidiary of SunCor.

                  (9) Ranchland Utility Company ("Ranchland") - - A New Mexico Corporation having been incorporated on September 5, 1997 and having its principal executive offices at 1590-B Pacheco Street, Santa Fe, New Mexico 87505 is a waste water utility. Ranchland is a wholly-owned subsidiary of Rancho Viejo.

         c. El Dorado Investment Company -- an Arizona corporation having been incorporated on July 27, 1983 and having its principal executive offices at 400 East Van Buren, Suite 800, Phoenix, Arizona 85004, is a wholly-owned subsidiary of Claimant engaged primarily in the acquisition and holding of stocks and securities of other companies for investment purposes.

2. A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants and electric and gas distribution facilities, including all such properties which are outside the state in which Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

         Neither the Claimant nor any of its subsidiaries own property used for the production, transmission and distribution of natural or manufactured gas. APS, a "public utility company" as that term is defined in the Public Utility Holding Company Act of 1935, is the only one of Claimant's subsidiaries that owns property used for the generation, transmission and distribution of electric energy for sale.

         Exhibit D attached hereto shows the location of APS' major generating plants (including those owned jointly with others), principal transmission lines (including those operated for others) and interconnections of transmission lines with out-of-state utilities at state lines. All of such facilities, except the Four Corners Generating Station ("Four Corners"), and all of APS' distribution facilities, are located within the State of Arizona. Four Corners is a mine-mouth power plant, located in the northwest corner of New Mexico, near the city of Farmington, approximately 40 miles east of the Arizona-New Mexico border.

         APS'  present  generating   facilities  have  an  accredited   capacity
aggregating 4,006,109 kilowatts, comprised as follows:

                                                                   Capacity
Coal:                                                              --------
Units 1, 2 and 3 at Four Corners,
  aggregating............................                          560,000 kw
15% owned Units 4 and 5 at Four Corners,
  representing...........................                          222,000
Units 1, 2, and 3 at the Cholla Plant,
  aggregating............................                          615,000
14% owned Units 1, 2 and 3 at the Navajo
  Plant, representing....................                          315,000
                                                                 ---------

                                                                 1,712,000 kw
                                                                 =========
Gas or Oil:
Two steam units at Ocotillo, two steam
    units at Saguaro aggregating.........                          435,000 kw(1)
Eleven combustion turbine units,
    aggregating..........................                          493,000
Three combined cycle units,
    aggregating..........................                          255,000
                                                                 ---------

                                                                 1,183,000 kw
                                                                 =========
Nuclear:
  29.1% owned or leased Units 1, 2 and 3
    at Palo Verde, representing
                                                                 1,105,509 kw
                                                                 ---------

Other (Hydro)                                                        5,600 kw
                                                                 =========

--------------------------
(1)West Phoenix steam units (96,300 kw) are currently mothballed.

         APS' transmission facilities consist of approximately 4,544 pole miles of overhead lines and approximately 9,587 miles of underground lines, all of which are located within the State of Arizona. APS' distribution facilities consist of approximately 11,197 pole miles of overhead lines and approximately 9,587 miles of underground lines, all of which are located within the State of Arizona.

3. The following information for the last calendar year with respect to Claimant and each of its subsidiary public utility companies:


                  a. Number of kwh of electric energy sold at retail or wholesale.

                  Claimant        APS

                   None 29,050,500,000 kwh of electric energy sold at wholesale or retail

                  b. Number of kwh of electric energy distributed at retail outside the state in which each such company is organized.

                  Claimant        APS

                  None 59,405,000 kwh of electric energy distributed at retail outside Arizona

                  c. Number of kwh of electric energy sold at wholesale outside the state in which each such company is organized, or at the state line.

                  Claimant        APS

                  None             926,900  kwh  of  electric  energy  sold   at
                                   wholesale  outside  Arizona  or at state line

                  d. Number of kwh of electric energy purchased outside the state in which each such company is organized or at the state line.

                  Claimant        APS

                  None             0   kwh of electric energy purchased  outside
                                   Arizona or at state line

4. The following information for the reporting period with respect to Claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         The Claimant holds no interest, direct or indirect, in an EWG or a foreign utility company.


                  a. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                  Not applicable.

                  b. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                  Not applicable.

                  c.  Type  and  amount  of  capital   invested,   directly   or
         indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                  Not applicable.

                  d. Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                  Not applicable.

                  e. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                  Not applicable.

                                    EXHIBIT A


         A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year.

         Exhibit A hereto includes consolidating statements of income and consolidating balance sheets for the Claimant and the following of its subsidiaries: Arizona Public Service Company, SunCor Development Company and El Dorado Investment Company. Subsidiaries have been consolidated for financial reporting purposes in accordance with Statement of Financial Accounting
Standards No. 94, Consolidation of All Majority-Owned Subsidiaries. Also included are consolidating statements of income and consolidating balance sheets for SunCor Development Company and its subsidiaries.

                       EXHIBIT B FINANCIAL DATA STATEMENT


If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

                  1.       Total Assets.

                  2.       Total Operating Revenues.

                  3.       Net Income.


         See Exhibit B hereto.

                        EXHIBIT B Financial Data Schedule

         The Claimant submits the following consolidated financial information:


         1.       Total Assets: $6,850,417,000

         2.       Total Operating Revenues:  $1,995,026,000

         3.       Net Income:  $235,856,000

                                    EXHIBIT C


         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

         Not applicable.

                                    EXHIBIT D


         Exhibit D is a map of the state of Arizona showing the following:

                  APS Service Area;
                  Major APS Power Plants, including joint ownership; Principal APS Transmission Lines; and
                  Transmission  Lines Operated for Others.

         The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1998.


                                            Pinnacle West Capital Corporation
                                            ---------------------------------
                                                    (Name of Claimant)



                                             By  /s/ Michael S. Ash
                                             --------------------------------
                                                     Michael S. Ash
                                                     Corporate Counsel

[CORPORATE SEAL]



Attest:



  /s/Suzanne Debes
-------------------------
  Suzanne Debes
  Associate Secretary


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:



Michael S. Ash    Corporate Counsel                         (Name)       (Title)
--------------    ---------------------------------------

   400 East Van Buren, Suite 700, Phoenix, Arizona  85004          (Address)
---------------------------------------------------------

PINNACLE WEST CAPITAL CORPORATION
CONSOLIDATING BALANCE SHEET
       31-Dec-97
(THOUSANDS OF DOLLARS)

                                                              PWCC          APS        SUNCOR        ELDO
                                                           ----------   ----------   ----------   ----------
A S S E T S
CURRENT ASSETS
       Cash and cash equivalents                           $    7,322   $   12,552   $    5,108   $    2,502
       Customer and other receivables - net                     1,023      170,997        4,507       10,072
       Accrued utility revenue                                              58,559
       Materials and supplies                                               70,634
       Fossil fuel                                                           9,621
       Deferred income taxes                                   53,601        3,496                       790
       Other current assets                                        52       24,529       16,955         --
                                                           -------------------------------------------------
          Total current assets                                 61,998      350,388       26,570       13,364
                                                           -------------------------------------------------

INVESTMENTS AND OTHER ASSETS
       Real estate investments, net                                                     365,799
       Other assets                                         2,201,006      164,906        6,721       21,152
                                                           -------------------------------------------------
          Total investments and other                       2,201,006      164,906      372,520       21,152
                                                           -------------------------------------------------

UTILITY PLANT
       Electric plant in service and held for future use                 7,009,059
       Less accumulated depreciation and amortization                    2,620,607
                                                           -------------------------------------------------
          Total                                                          4,388,452
       Construction work in progress                                       237,492
       Nuclear Fuel                                                         51,624
                                                           -------------------------------------------------
          Net Utility Plant                                              4,677,568
                                                           -------------------------------------------------

DEFERRED DEBITS
       Regulatory asset for income taxes                           --      458,369
       Rate synchronization deferral                                       358,871
       Other deferred debits                                    9,288      321,040        4,465         --
                                                           -------------------------------------------------
          Total deferred debits                                 9,288    1,138,280        4,465         --
                                                           -------------------------------------------------
         TOTAL ASSETS                                      $2,272,292   $6,331,142   $  403,555   $   34,516
                                                           =================================================


                                                       *ELIMINATIONS AND ADJUSTING ENTRIES*
                                                              DEBIT          CREDIT             TOTAL
                                                           ----------      ----------        ----------
A S S E T S
CURRENT ASSETS
       Cash and cash equivalents                                                             $   27,484
       Customer and other receivables - net                                     3,092(b,h)      183,507
       Accrued utility revenue                                                                   58,559
       Materials and supplies                                                                    70,634
       Fossil fuel                                                                                9,621
       Deferred income taxes                                                                     57,887
       Other current assets                                                       128(c)         41,408
                                                           ----------      ----------        ----------
          Total current assets                                                  3,220           449,100
                                                           ----------      ----------        ----------

INVESTMENTS AND OTHER ASSETS
       Real estate investments, net                             6,892(e)        6,770(d)        365,921
       Other assets                                             2,069(h)    2,180,827(a,e)      215,027
                                                           ----------      ----------        ----------
          Total investments and other                           8,961       2,187,597           580,948
                                                           ----------      ----------        ----------

UTILITY PLANT
       Electric plant in service and held for future use                                      7,009,059
       Less accumulated depreciation and amortization                                         2,620,607

                                                           ----------      ----------        ----------
          Total                                                                               4,388,452
       Construction work in progress                                                            237,492
       Nuclear Fuel                                                                              51,624
                                                           ----------      ----------        ----------
          Net Utility Plant                                                                   4,677,568
                                                           ----------      ----------        ----------

DEFERRED DEBITS
       Regulatory asset for income taxes                                                        458,369
       Rate synchronization deferral                                                            358,871
       Other deferred debits                                                    9,232(f)        325,561
                                                           ----------      ----------        ----------
          Total deferred debits                                                 9,232         1,142,801
                                                           ----------      ----------        ----------
         TOTAL ASSETS                                      $    8,961      $2,200,049        $6,850,417
                                                           ==========      ==========        ==========

PINNACLE WEST CAPITAL CORPORATION
CONSOLIDATING BALANCE SHEET
       31-Dec-97
(THOUSANDS OF DOLLARS)

                                                     PWCC           APS          SUNCOR          ELDO
                                                 -----------    -----------   -----------    -----------
L I A B I L I T I E S   A N D   E Q U I T Y

CURRENT LIABILITIES
       Accounts payable                          $     2,089    $   107,423   $     7,786    $       131
       Accrued taxes                                    --           85,886          --
       Accrued interest                                  829         31,660           485           --
       Commerical paper, net                            --          130,750
       Current maturities of long-term debt             --          104,068         4,627
       Customer Deposits                                             29,116         1,556
       Other current liabilities                        (420)        19,588           511              6
                                                 -------------------------------------------------------
         Total current liabilities                     2,498        508,491        14,965            137
                                                 -------------------------------------------------------

LONG-TERM DEBT LESS CURRENT MATURITIES               205,000      1,953,162        86,086           --

DEFERRED CREDITS AND OTHER
       Deferred income taxes                          17,008      1,345,177
       Deferred investment tax credit                                60,093
       Unamortized gain-sale of utility plant                        82,363
       Other deferred credits                         20,350        361,371         5,502
                                                 -------------------------------------------------------
     Total deferred credits                           37,358      1,849,004         5,502           --
                                                 -------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (NOTE)

MINORITY INTERESTS:
         Non-Redeemable preferred stock of APS                      142,051
         Redeemable preferred stock of APS                           29,110
         Scottsdale Mountain of SunCor                                              6,770

COMMON STOCK EQUITY:
       Common stock                                2,026,872      1,320,526       406,391         50,046
       Retained earnings                                 564        528,798      (116,159)       (15,667)
                                                 -------------------------------------------------------
         Total                                     2,027,436      1,849,324       290,232         34,379
                                                 -------------------------------------------------------
       TOTAL LIABILITIES AND EQUITY              $ 2,272,292    $ 6,331,142   $   403,555    $    34,516
                                                 =======================================================

                                             *ELIMINATIONS AND ADJUSTING ENTRIES*
                                                    DEBIT            CREDIT           TOTAL
                                                 ----------        ----------      ----------
L I A B I L I T I E S   A N D   E Q U I T Y

CURRENT LIABILITIES
       Accounts payable                                                            $  117,429
       Accrued taxes                                  1,276(g)                         84,610
       Accrued interest                                                                32,974
       Commerical paper, net                                                          130,750
       Current maturities of long-term debt                                           108,695
       Customer Deposits                                                               30,672
       Other current liabilities                      1,151(b,c)                       18,534
                                                 ----------        ----------      ----------
         Total current liabilities                    2,427              --           523,664
                                                 ----------        ----------      ----------

LONG-TERM DEBT LESS CURRENT MATURITIES                 --                --         2,244,248

DEFERRED CREDITS AND OTHER
       Deferred income taxes                                            1,276(g)    1,363,461
       Deferred investment tax credit                 9,232(f)                         50,861
       Unamortized gain-sale of utility plant                                          82,363
       Other deferred credits                                                         387,223
                                                 ----------        ----------      ----------
     Total deferred credits                           9,232             1,276       1,883,908
                                                 ----------        ----------      ----------

COMMITMENTS AND CONTINGENCIES (NOTE)

MINORITY INTERESTS:
         Non-Redeemable preferred stock of APS                                        142,051
         Redeemable preferred stock of APS                                             29,110
         Scottsdale Mountain of SunCor                6,770(d)                           --

COMMON STOCK EQUITY:
       Common stock                               2,250,064(a)                      1,553,771
       Retained earnings                                               76,129(a)      473,665
                                                 ----------        ----------      ----------
         Total                                    2,250,064            76,129       2,027,436
                                                 ----------        ----------      ----------
       TOTAL LIABILITIES AND EQUITY              $2,268,493        $   77,405      $6,850,417
                                                 ==========        ==========      ==========

PINNACLE WEST CAPITAL CORPORATION
CONSOLIDATING BALANCE SHEET
ELIMINATING AND ADJUSTING ENTRIES


   (a)   Common stock                                        $2,250,064
                           Accumulated deficit                                       $76,129
                           Other assets                                            2,173,935

         To eliminate PNW investment in subsidiaries

                                           Common              Earnings/
                                           Stock               Dividends             Total
                                         ----------            ---------          ----------
         APS                             $1,793,627             $55,697           $1,849,324
         SunCor                             406,391            (116,159)             290,232
         El Dorado                           50,046             (15,667)              34,379
                                         ----------            ---------          ----------
                           Total         $2,250,064            ($76,129)          $2,173,935
                                         ==========            =========          ==========


   (b)   Other current liabilities                               $1,023
                           Customer and other receivables - net                       $1,023

         To eliminate intercompany receivables/payables

                                             A/R                 A/P
                                             PNW              Subs Books
                                         ----------           ----------
         APS                                   $636                $636
         SunCor                                 381                 381
         El Dorado                                6                   6
                                         ----------            ---------
                           Total         $    1,023            $  1,023
                                         ==========            =========


   (c)   Other current liabilities                                 $128
                           Other current assets                                         $128

         To eliminate PNW payable to APS


   (d)   Minority interest-Suncor                                $6,770
                           Real estate investments - net                              $6,770

         To eliminate minority interest of Suncor JV partners


   (e)   Real estate investments - net                           $6,892
                           Other - assets                                             $6,892

         To reclass PNW capitalized interest related to SunCor


   (f)   Deferred investment tax credit                          $9,232
                           Other deferred debits                                      $9,232

         To relcass PNW ITC


   (g)   Accrued taxes                                           $1,276
                           Deferred income taxes                                      $1,276

         To relcass PNW accrued taxes


   (h)   Other assets                                            $2,069
                           Customer and other receivables - net                       $2,069

         To reclass ELD Unity Note & interest to long term.

PINNACLE WEST CAPITAL CORPORATION
CONSOLIDATING INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 1997
(THOUSANDS OF DOLLARS)

                                                                   PWCC           APS          SUNCOR           ELDO
                                                               -----------    -----------    -----------    -----------
OPERATING REVENUES:
       Electric                                                               $ 1,878,553
       Real Estate                                                                               116,473
                                                               --------------------------------------------------------
           Total                                                      --        1,878,553        116,473           --
                                                               --------------------------------------------------------

FUEL EXPENSES:
         Fuel for electric generation                                             201,341
         Purchased power                                                          235,286
                                                               --------------------------------------------------------
           Total                                                      --          436,627           --             --
                                                               --------------------------------------------------------

OPERATING EXPENSES:
       Utility operations and maintenance                                         399,434
       Real estate operations                                                                    111,112
       Depreciation and amortization                                   268        365,671          2,346           --
       Taxes other than income taxes                                              120,259
                                                               --------------------------------------------------------
           Total                                                       268        885,364        113,458           --
                                                               --------------------------------------------------------
OPERATING INCOME                                                      (268)       556,562          3,015           --
                                                               --------------------------------------------------------

OTHER INCOME (DEDUCTIONS):
       Allowance for equity funds used during construction                           --
       Interest on long-term debt                                  (17,318)      (140,931)        (4,197)          --
       Other interest                                               (1,478)       (17,195)          --             --
       Capital interest                                                            16,208
       Preferred stock dividend requirements                                      (12,803)
       Other - net                                                 252,170         (9,827)         6,516          7,897
                                                               --------------------------------------------------------
           Total                                                   233,374       (164,548)         2,319          7,897
                                                               --------------------------------------------------------
INCOME BEFORE INCOME TAXES                                         233,106        392,014          5,334          7,897
Income Tax Expense (Benefit)                                        (2,750)       153,324                          (293)
                                                               --------------------------------------------------------
NET INCOME (L0SS)                                              $   235,856    $   238,690    $     5,334    $     8,190
                                                               ========================================================


                                                                  * E L I M I N A T I O N S *
                                                                   DEBIT              CREDIT             TOTAL

OPERATING REVENUES:
       Electric                                                                                      $ 1,878,553
       Real Estate                                                                                       116,473
                                                               -----------         -----------       -----------
           Total                                                      --                  --           1,995,026
                                                               -----------         -----------       -----------

FUEL EXPENSES:
         Fuel for electric generation                                                                    201,341
         Purchased power                                                                                 235,286
                                                               -----------         -----------       -----------
           Total                                                      --                  --             436,627
                                                               -----------         -----------       -----------

OPERATING EXPENSES:
       Utility operations and maintenance                                                                399,434
       Real estate operations                                        1,776(b)            1,260(d)        111,628
       Depreciation and amortization                                                                     368,285
       Taxes other than income taxes                                 1,287(c,d)                          121,546
                                                               -----------         -----------       -----------
           Total                                                     3,063               1,260         1,000,893
                                                               -----------         -----------       -----------
OPERATING INCOME                                                    (3,063)             (1,260)          557,506
                                                               -----------         -----------       -----------

OTHER INCOME (DEDUCTIONS):
       Allowance for equity funds used during construction                                                  --
       Interest on long-term debt                                                        1,776(b)       (160,670)
       Other interest                                                                                    (18,673)
       Capital interest                                                                                   16,208
       Preferred stock dividend requirements                                                             (12,803)
       Other - net                                                 252,214(a)               27(c)          4,569
                                                               -----------         -----------       -----------
           Total                                                   252,214               1,803          (171,369)
                                                               -----------         -----------       -----------
INCOME BEFORE INCOME TAXES                                         255,277                 543           386,137
Income Tax Expense (Benefit)                                                                             150,281
                                                               -----------         -----------       -----------
NET INCOME (L0SS)                                              $   255,277         $       543       $   235,856
                                                               ===========         ===========       ===========

PINNACLE WEST CAPITAL CORPORATION
CONSOLIDATING INCOME STATEMENT
ELIMINATING ENTRIES

(a)      Other - net (Subsiary income)                                     $252,214
                   Retained Earnings                                                      $252,214

         To eliminate PWCC Equity in earnings from subsidiairies

                                                             PWCC
                   APS                                     238,690
                   SunCor                                    5,334
                   El Dorado                                 8,190
                                                     --------------
                                     Total                 252,214
                                                     --------------


(b)      Real Estate Operations                                              $1,776
                   Interest on long term debt                                               $1,776

         To reclass Capitalized Interest for SunCor Land Sales.


(c)      Taxes other than income taxes                                          $27
                   Other - net                                                                 $27

         To reclass PNW property taxes


(d)      Taxes other than income taxes                                       $1,260
                   Real estate operations                                                   $1,260

         To reclass SunCor property taxes

SUNCOR DEVELOPMENT COMPANY
CONSOLIDATING BALANCE SHEET
FOR THE MONTH ENDED DECEMBER 31, 1997



                                          SUNCOR                SUNCOR                                             SUNCOR
          ACCOUNT DESCRIPTION            CORPORATE    LPSCO     FARMING      SMLP         PVGC         HOMES     PALM VALLEY
        --------------------------------------------------------------------------------------------------------------------
ASSETS:
   CURRENT ASSETS
      CASH AND SHORT TERM INVESTMENTS    3,847,842   316,271    100,708     864,098      (1,583)     (173,224)     406,000
 1    ACCOUNTS RECEIVABLE                  297,492   110,197     78,866     350,872      29,467     1,154,192
      INTERCOMPANY ACCOUNTS:

 1      SASI                                    95
 1      LPSCO                               91,260
 1      SMLP                                18,788
 1      KABUTO JV
 1      PVGC                                                                          4,090,907
 1      SCM & GH  - 129                                                                            (3,616,182)
 1      WWOS                                12,397
 1      GOLDEN HERITAGE - GENERAL          421,643
 1      SCM-GENERAL                      4,626,804
 1      HOMEBUILDING I/C INTEREST        1,345,579                                                 (1,345,580)
 1      HOMEBUILDING CASH ADVANCES       8,996,796
 1      SUNRIDGE - DEVELOPMENT              86,771
 1      SUNRIDGE - GOLF                    123,139
 1      SEDONA - DEVELOPMENT                23,754
 1      SEDONA - GOLF                       92,155
 1      WIGWAM RESORT                      302,257
 1    INTEREST RECEIVABLE                  354,540                                                                   2,921
      NOTES RECEIVABLE                     334,939                          307,749                                      0
 2    INVENTORIES                                                                        68,300
 2    PREPAID EXPENSES                      38,272    21,863                             46,503                      2,028
      HOME INVENTORY                         7,356                                                 18,674,570

                                        ------------------------------------------------------------------------------------
        TOTAL CURRENT ASSETS            21,021,877   448,331    179,574   1,522,719   4,233,594    14,693,776      410,948
                                        ------------------------------------------------------------------------------------


                                                                 SUNCOR
          ACCOUNT DESCRIPTION              WWOS    KABUTO JV   COMMERCIAL   H HILLS    R VIEJO
        -------------------------------------------------------------------------------------------
ASSETS:
   CURRENT ASSETS
      CASH AND SHORT TERM INVESTMENTS     31,769      250       (326,546)              42,820
 1    ACCOUNTS RECEIVABLE                 96,566                 122,241
      INTERCOMPANY ACCOUNTS:

 1      SASI
 1      LPSCO
 1      SMLP
 1      KABUTO JV
 1      PVGC
 1      SCM & GH  - 129
 1      WWOS
 1      GOLDEN HERITAGE - GENERAL
 1      SCM-GENERAL
 1      HOMEBUILDING I/C INTEREST
 1      HOMEBUILDING CASH ADVANCES
 1      SUNRIDGE - DEVELOPMENT
 1      SUNRIDGE - GOLF
 1      SEDONA - DEVELOPMENT
 1      SEDONA - GOLF
 1      WIGWAM RESORT
 1    INTEREST RECEIVABLE                                          5,605                  223
      NOTES RECEIVABLE                                           915,763
 2    INVENTORIES                                                 33,892
 2    PREPAID EXPENSES                                                 0
      HOME INVENTORY

                                        ------------------------------------------------------
        TOTAL CURRENT ASSETS             128,335      250        750,955       0       43,042
                                        ------------------------------------------------------

                                                    ELIMINATIONS
                                        -----------------------------------
          ACCOUNT DESCRIPTION           REF      DEBIT       REF     CREDIT        CONSOLIDATED
        -------------------------------------------------------------------        ------------
ASSETS:
   CURRENT ASSETS
      CASH AND SHORT TERM INVESTMENTS                                                5,108,404
 1    ACCOUNTS RECEIVABLE                                     J      158,000         2,081,894
      INTERCOMPANY ACCOUNTS:

 1      SASI                                                  K           95                 0
 1      LPSCO                                                 H      114,257           (22,997)
 1      SMLP                                                  J       18,788                 0
 1      KABUTO JV                                                                            0
 1      PVGC                                                  N    4,090,907                 0
 1      SCM & GH  - 129                  A    4,797,280       A    1,181,097                (0)
 1      WWOS                                                  Q       12,397                 0
 1      GOLDEN HERITAGE - GENERAL                             A      421,643                 0
 1      SCM-GENERAL                                           A    4,626,804                 0
 1      HOMEBUILDING I/C INTEREST        C    1,345,580       C    1,345,580                (0)
 1      HOMEBUILDING CASH ADVANCES                            B    8,996,796                 0
 1      SUNRIDGE - DEVELOPMENT                                                          86,771
 1      SUNRIDGE - GOLF                                                                123,139
 1      SEDONA - DEVELOPMENT                                                            23,754
 1      SEDONA - GOLF                                                                   92,155
 1      WIGWAM RESORT                                                                  302,257
 1    INTEREST RECEIVABLE                                     P      101,480           261,807
      NOTES RECEIVABLE                                                               1,558,451
 2    INVENTORIES                                                                      102,192
 2    PREPAID EXPENSES                                                                 108,666
      HOME INVENTORY                                          E    1,938,311        16,743,614

                                             -----------        -------------      ------------
        TOTAL CURRENT ASSETS                  6,142,859           23,006,155        26,570,106
                                             -----------        -------------      ------------


                                                SUNCOR                SUNCOR                                        SUNCOR
          ACCOUNT DESCRIPTION                  CORPORATE    LPSCO     FARMING      SMLP         PVGC     HOMES    PALM VALLEY
          -------------------------------------------------------------------------------------------------------------------
   LONG-TERM ASSETS
      DEVELOPMENT PROJECTS
        HIDDEN HILLS
        RANCHO VIEJO
        PALM VALLEY                                                                                               177,275,730
        LITCHFIELD GREENS                                                                                           2,277,974
        KABUTO JV
        SCOTTSDALE MTN                                                          8,838,343
        MARKETPLACE - AUTOPLEX
        TATUM RANCH                           31,750,234
        TALAVI
        WIGWAM OUTLET STORES
        GOLDEN HERITAGE LAND                                                                            895,891
        BILTMORE ESTATES                          41,893
      EQUITY INVESTMENTS:
        EQUITY IN CTRPT ASSOC-LLP             22,843,447
        INVEST IN KYRENE ASSOCIATES LLC
        INVEST IN PV APARTMENTS                                                                                     1,368,213
        INVESTMENT IN SUNRIDGE CANYON LLC     11,218,584
        INVESTMENT IN SEDONA GOLF LC           6,620,633
        INVESTMENT IN PLUMCOR REALTY LLC
        INVEST IN TALAVI  ASSOCIATES LLC
      CONSOLIDATED ELIMINATING ENTITIES:
        INVEST IN KABUTO JV                    5,797,485
        INVESTMENT IN WIGWAM OUTLET LLC        4,455,629
        INVEST IN SCOTTS MTN LTD PART          7,086,924
        INVEST IN GOLDEN HERITAGE                151,062
        GOLDEN HERITAGE DUE DILIGENCE              7,001
        INVESTMENT IN SCM                        483,214
 6      INVESTMENT IN LPSCO                    8,368,589
        INVESTMENT IN SASI                                                                                             64,415
        INVESTMENT IN PALM VALLEY            181,041,431


                                                                              SUNCOR
          ACCOUNT DESCRIPTION                       WWOS       KABUTO JV    COMMERCIAL   H HILLS    R VIEJO
          ------------------------------------------------------------------------------------------------------
   LONG-TERM ASSETS
      DEVELOPMENT PROJECTS
        HIDDEN HILLS                                                                     478,017
        RANCHO VIEJO                                                                               2,437,315
        PALM VALLEY                                                         15,327,464
        LITCHFIELD GREENS
        KABUTO JV                                              12,617,550
        SCOTTSDALE MTN
        MARKETPLACE - AUTOPLEX                                              17,125,079
        TATUM RANCH
        TALAVI                                                               3,492,629
        WIGWAM OUTLET STORES                     17,370,149
        GOLDEN HERITAGE LAND
        BILTMORE ESTATES
      EQUITY INVESTMENTS:
        EQUITY IN CTRPT ASSOC-LLP
        INVEST IN KYRENE ASSOCIATES LLC                                      1,446,636
        INVEST IN PV APARTMENTS
        INVESTMENT IN SUNRIDGE CANYON LLC
        INVESTMENT IN SEDONA GOLF LC
        INVESTMENT IN PLUMCOR REALTY LLC                                       847,741
        INVEST IN TALAVI  ASSOCIATES LLC                                     2,325,106
      CONSOLIDATED ELIMINATING ENTITIES:
        INVEST IN KABUTO JV
        INVESTMENT IN WIGWAM OUTLET LLC
        INVEST IN SCOTTS MTN LTD PART
        INVEST IN GOLDEN HERITAGE
        GOLDEN HERITAGE DUE DILIGENCE
        INVESTMENT IN SCM
 6      INVESTMENT IN LPSCO
        INVESTMENT IN SASI
        INVESTMENT IN PALM VALLEY

                                                             ELIMINATIONS
                                                 --------------------------------------
          ACCOUNT DESCRIPTION                    REF      DEBIT       REF        CREDIT        CONSOLIDATED
          -----------------------------------------------------------------------------        ------------
   LONG-TERM ASSETS
      DEVELOPMENT PROJECTS
        HIDDEN HILLS                                                                               478,017
        RANCHO VIEJO                                                                            2,437,315
        PALM VALLEY                                                                            192,603,194
        LITCHFIELD GREENS                                                                        2,277,974
        KABUTO JV                                                                               12,617,550
        SCOTTSDALE MTN                                                                           8,838,343
        MARKETPLACE - AUTOPLEX                                                                  17,125,079
        TATUM RANCH                                                                             31,750,234
        TALAVI                                                                                   3,492,629
        WIGWAM OUTLET STORES                                                                    17,370,149
        GOLDEN HERITAGE LAND                                                                       895,891
        BILTMORE ESTATES                                                                            41,893
      EQUITY INVESTMENTS:
        EQUITY IN CTRPT ASSOC-LLP                                                               22,843,447
        INVEST IN KYRENE ASSOCIATES LLC                                                          1,446,636
        INVEST IN PV APARTMENTS                                                                  1,368,213
        INVESTMENT IN SUNRIDGE CANYON LLC                                                       11,218,584
        INVESTMENT IN SEDONA GOLF LC                                                             6,620,633
        INVESTMENT IN PLUMCOR REALTY LLC                                                           847,741
        INVEST IN TALAVI  ASSOCIATES LLC                                                         2,325,106
      CONSOLIDATED ELIMINATING ENTITIES:                                                                 0
        INVEST IN KABUTO JV                                            R        8,768,265       (2,970,780)
        INVESTMENT IN WIGWAM OUTLET LLC           O     17,498,042     O       23,026,125       (1,072,454)
        INVEST IN SCOTTS MTN LTD PART             I     10,764,769     I       17,905,448          (53,755)
        INVEST IN GOLDEN HERITAGE                                      D          151,062                0
        GOLDEN HERITAGE DUE DILIGENCE                                                                7,001
        INVESTMENT IN SCM                                              D          483,214                0
 6      INVESTMENT IN LPSCO                                            F        8,368,589                0
        INVESTMENT IN SASI                        L        650,000     L          714,415                0
        INVESTMENT IN PALM VALLEY                                      V      181,041,431                0


                                                SUNCOR                       SUNCOR
          ACCOUNT DESCRIPTION                  CORPORATE        LPSCO        FARMING        SMLP          PVGC
        -------------------------------------------------------------------------------------------------------------

        INVESTMENT IN PALM VALLEY GOLF         6,359,255
 1      PALM VALLEY GOLF CONTRIB.  CAP        (4,090,907)
           PROJECT 2000:
        INVESTMENT IN FIDDLESTICKS-SCOTTS        394,249
        INVESTMENT IN FIDDLESTICKS-TEMPE       2,544,985
        INVESTMENT IN FUNTASTICKS              3,444,214
        INVESTMENT IN GENERAL COMM OPS        50,453,138
        INVESTMENT IN PV MARKETPLACE             920,669
        INVESTMENT IN PV PAVILIONS               671,963
        INVESTMENT IN PV CROSSING               (151,342)
        INVESTMENT IN AUTOPLEX                  (244,933)
        INVESTMENT IN TALAVI                     (92,150)
        INVESTMENT IN METROCENTER                123,793
        INVESTMENT IN RESTORATION PLACE          (29,982)
        INVESTMENT IN LITCHFIELD PARK OPS         30,064
        INVESTMENT IN RANCHO VIEJO             2,420,586
        INVESTMENT IN HIDDEN HILLS               477,117
      COMMERCIAL PROPERTIES                            0                                                5,431,977
      LONG-TERM NOTES RECEIVABLE               4,462,797
        SDC PHASE I LAND NOTE TO WWOS          1,484,153
        SDC PAYOFF OF WWOS RLC                10,000,000
        SDC LOAN TO LPSCO                        300,000
      PROPERTY & EQUIPMENT, NET                  605,533                     36,696           1,082       102,799
 3    DEFERRED ASSETS                          2,621,179        885,811                                   230,331
      WATER, SEWER UTILITY PROP (NET)                         9,768,026
 3    DEPOSITS

                                             ------------------------------------------------------------------------
        TOTAL LONG-TERM ASSETS               362,570,507     10,653,837      36,696       8,839,425     5,765,107
                                             ------------------------------------------------------------------------

        TOTAL ASSETS                         383,592,384     11,102,168     216,270      10,362,144     9,998,701
                                             ========================================================================

                                                                 SUNCOR                                      SUNCOR
          ACCOUNT DESCRIPTION                    HOMES        PALM VALLEY        WWOS        KABUTO JV      COMMERCIAL
        -------------------------------------------------------------------------------------------------------------------

        INVESTMENT IN PALM VALLEY GOLF
 1      PALM VALLEY GOLF CONTRIB.  CAP
           PROJECT 2000:
        INVESTMENT IN FIDDLESTICKS-SCOTTS
        INVESTMENT IN FIDDLESTICKS-TEMPE
        INVESTMENT IN FUNTASTICKS
        INVESTMENT IN GENERAL COMM OPS
        INVESTMENT IN PV MARKETPLACE
        INVESTMENT IN PV PAVILIONS
        INVESTMENT IN PV CROSSING
        INVESTMENT IN AUTOPLEX
        INVESTMENT IN TALAVI
        INVESTMENT IN METROCENTER
        INVESTMENT IN RESTORATION PLACE
        INVESTMENT IN LITCHFIELD PARK OPS
        INVESTMENT IN RANCHO VIEJO
        INVESTMENT IN HIDDEN HILLS
      COMMERCIAL PROPERTIES                                                                                 18,090,608
      LONG-TERM NOTES RECEIVABLE                                459,833
        SDC PHASE I LAND NOTE TO WWOS
        SDC PAYOFF OF WWOS RLC
        SDC LOAN TO LPSCO
      PROPERTY & EQUIPMENT, NET                  955,170         71,604           16,691
 3    DEFERRED ASSETS                                           145,380          236,504                       187,249
      WATER, SEWER UTILITY PROP (NET)
 3    DEPOSITS                                   158,805

                                             ------------------------------------------------------------------------------
        TOTAL LONG-TERM ASSETS                 2,009,866    181,663,150       17,623,344     12,617,550     58,842,513
                                             ------------------------------------------------------------------------------

        TOTAL ASSETS                          16,703,642    182,074,098       17,751,680     12,617,800     59,593,467
                                             ==============================================================================

                                                                                     ELIMINATIONS
                                                                        ------------------------------------------
          ACCOUNT DESCRIPTION                H HILLS      R VIEJO       REF       DEBIT         REF       CREDIT        CONSOLIDATED
        ----------------------------------------------------------------------------------------------------------      ------------

        INVESTMENT IN PALM VALLEY GOLF                                                           M       6,359,255                 0
 1      PALM VALLEY GOLF CONTRIB.  CAP                                   N       4,090,907                                         0
           PROJECT 2000:                                                                                                           0
        INVESTMENT IN FIDDLESTICKS-SCOTTS                                S       1,428,266       S       1,822,515                 0
        INVESTMENT IN FIDDLESTICKS-TEMPE                                                         S       2,544,985                 0
        INVESTMENT IN FUNTASTICKS                                                                S       3,444,214                 0
        INVESTMENT IN GENERAL COMM OPS                                   S         890,859       S      51,343,998                 0
        INVESTMENT IN PV MARKETPLACE                                                             S         920,669                 0
        INVESTMENT IN PV PAVILIONS                                                               S         671,963                 0
        INVESTMENT IN PV CROSSING                                        S         151,342                                         0
        INVESTMENT IN AUTOPLEX                                           S         244,933                                         0
        INVESTMENT IN TALAVI                                             S          92,150                                         0
        INVESTMENT IN METROCENTER                                                                S         123,793                 0
        INVESTMENT IN RESTORATION PLACE                                  S          29,982                                         0
        INVESTMENT IN LITCHFIELD PARK OPS                                                        S          30,064                 0
        INVESTMENT IN RANCHO VIEJO                                       U          23,942       U       2,444,528                 0
        INVESTMENT IN HIDDEN HILLS                                       T           1,567       T         478,683                 0
      COMMERCIAL PROPERTIES                                                                                               23,522,585
      LONG-TERM NOTES RECEIVABLE                                                                                           4,922,630
        SDC PHASE I LAND NOTE TO WWOS                                                            P       1,484,153                 0
        SDC PAYOFF OF WWOS RLC                                                                   P      10,000,000                 0
        SDC LOAN TO LPSCO                                                                        G         300,000                 0
      PROPERTY & EQUIPMENT, NET                              8,298                                                         1,797,872
 3    DEFERRED ASSETS                                                                                                      4,306,454
      WATER, SEWER UTILITY PROP (NET)                                                                                      9,768,026
 3    DEPOSITS                                                                                                               158,805

                                             ----------------------             -----------            -----------       -----------
        TOTAL LONG-TERM ASSETS               478,017     2,445,613              35,866,759             322,427,370       376,985,014
                                             ----------------------             -----------            -----------       -----------

        TOTAL ASSETS                         478,017     2,488,655              42,009,619             345,433,525       403,555,121
                                             ======================             ===========            ===========       ===========


                                              SUNCOR                          SUNCOR
        ACCOUNT DESCRIPTION                  CORPORATE          LPSCO         FARMING          SMLP             PVGC
        --------------------------------------------------------------------------------------------------------------
LIABILITIES:
   CURRENT LIABILITIES
 4    A/P & RETENTION                           38,723          104,211       30,761            13,467          32,464
 4    ACCRUED LIABILITIES                    1,926,954          120,572       61,648           146,177          56,920
      INTERCOMPANY ACCOUNTS:

 4      LPSCO - SDC                                             114,257
 4      SMLP - SDC                                                                              18,788
 4      SCM-SDC  CASH ADVANCES 267
 4      GH-SDC INTERCO CAPITAL 265
 4      WWOS-SDC
 4      KABUTO JV-SDC
      INTEREST PAYABLE                         484,591
      S/T NOTES PAYABLE OTHER
        $45 MILLION TERM LOAN                3,005,169
        $55 MILLION RLC
        GOLDEN HERITAGE  (PEW)
        TEXTRON LOAN
 5    DEFERRED PROFIT                        1,938,311                         5,350           107,796
      PWCC INTERCO PAYABLE                     236,126
      CUSTOMER DEPOSITS                              0
                                          -------------------------------------------------------------------------------
        TOTAL CURRENT LIABILITIES            7,629,874          339,040       97,759           286,228          89,384
                                          -------------------------------------------------------------------------------


   LONG-TERM LIABILITIES
      LONG-TERM NOTES PAYABLE
        WWOS OWES SDC PH I LAND NOTE
        WWOS RLC PAYOFF BY SDC
        CORPORATE TERM NOTE                $41,994,831
        CORPORATE RLC                       40,600,000
        LPSCO OWES SDC                                          300,000
        GOLDEN HERITAGE (PEW)
        TEXTRON LOAN                                                                                         3,550,062
 6    OTHER ACCRUED LIABILITIES              3,124,805          585,186       54,096
 6    DEFERRED TAXES                                            238,404
 6    LONG-TERM CUSTOMER DEPOSITS                               479,788
 6    CONTRIB PROPERTY AIA                                      999,073
      DEFERRED CREDIT                           11,000
                                          -------------------------------------------------------------------------------
        TOTAL L/T LIABILITIES               85,730,636        2,602,451       54,096                 0       3,550,062
                                          -------------------------------------------------------------------------------

        TOTAL LIABILITIES                   93,360,510        2,941,491      151,855           286,228       3,639,446
                                          -------------------------------------------------------------------------------


                                                                    SUNCOR                                            SUNCOR
        ACCOUNT DESCRIPTION                    HOMES                PALM VALLEY      WWOS               KABITO JV     COMMERCIAL
        ------------------------------------------------------------------------------------------------------------------------
LIABILITIES:
   CURRENT LIABILITIES
 4    A/P & RETENTION                          2,110,634            748,284          625,567                            244,648
 4    ACCRUED LIABILITIES                        410,842            122,084                             15,000        1,066,471
      INTERCOMPANY ACCOUNTS:

 4      LPSCO - SDC
 4      SMLP - SDC
 4      SCM-SDC  CASH ADVANCES 267             8,996,796
 4      GH-SDC INTERCO CAPITAL 265             1,432,265
 4      WWOS-SDC                                                                      12,397
 4      KABUTO JV-SDC
      INTEREST PAYABLE                                 0                             101,480
      S/T NOTES PAYABLE OTHER
        $45 MILLION TERM LOAN
        $55 MILLION RLC
        GOLDEN HERITAGE  (PEW)                 1,562,863
        TEXTRON LOAN
 5    DEFERRED PROFIT                                               162,299
      PWCC INTERCO PAYABLE
      CUSTOMER DEPOSITS                        1,555,966
                                          -----------------------------------------------------------------------------------------
        TOTAL CURRENT LIABILITIES             16,069,366          1,032,667          739,444            15,000        1,311,120
                                          -----------------------------------------------------------------------------------------


   LONG-TERM LIABILITIES
      LONG-TERM NOTES PAYABLE
        WWOS OWES SDC PH I LAND NOTE                                               1,484,153
        WWOS RLC PAYOFF BY SDC                                                    10,000,000
        CORPORATE TERM NOTE
        CORPORATE RLC
        LPSCO OWES SDC
        GOLDEN HERITAGE (PEW)
        TEXTRON LOAN
 6    OTHER ACCRUED LIABILITIES                        0                                                                217,679
 6    DEFERRED TAXES
 6    LONG-TERM CUSTOMER DEPOSITS
 6    CONTRIB PROPERTY AIA
      DEFERRED CREDIT
                                          -----------------------------------------------------------------------------------------
        TOTAL L/T LIABILITIES                          0                  0       11,484,153                 0          217,679
                                          -----------------------------------------------------------------------------------------

        TOTAL LIABILITIES                     16,069,366          1,032,667       12,223,597            15,000        1,528,799
                                          -----------------------------------------------------------------------------------------

                                                                                     ELIMINATIONS
                                                                       -------------------------------------
        ACCOUNT DESCRIPTION                   H HILLS      R VIEJO     REF          DEBIT      REF    CREDIT           CONSOLIDATED
        ---------------------------------------------------------------------------------------------------------------------------
LIABILITIES:
   CURRENT LIABILITIES
 4    A/P & RETENTION                         900          32,301      J,K,A         158,095                           3,823,866
 4    ACCRUED LIABILITIES                                  35,768                                                      3,962,437
      INTERCOMPANY ACCOUNTS:

 4      LPSCO - SDC                                                        H         114,257                                   0
 4      SMLP - SDC                                                         J          18,788                                   0
 4      SCM-SDC  CASH ADVANCES 267                                         B       8,996,796                                   0
 4      GH-SDC INTERCO CAPITAL 265                                         A       1,432,265                                   0
 4      WWOS-SDC                                                           Q          12,397                                   0
 4      KABUTO JV-SDC                                                                                                          0
      INTEREST PAYABLE                                                     P         101,480                             484,591
      S/T NOTES PAYABLE OTHER
        $45 MILLION TERM LOAN                                                                                          3,005,169
        $55 MILLION RLC                                                                                                        0
        GOLDEN HERITAGE  (PEW)                                                                                         1,562,863
        TEXTRON LOAN                                                                             *    58,445              58,445
 5    DEFERRED PROFIT                                                      E       1,938,311                             275,445
      PWCC INTERCO PAYABLE                                                                                               236,126
      CUSTOMER DEPOSITS                                                                                                1,555,966
                                         -------------------------               -----------       ----------      --------------
X        TOTAL CURRENT LIABILITIES             900          68,069                 12,772,389          58,445          14,964,908
                                         -------------------------               -----------       ----------      --------------


   LONG-TERM LIABILITIES
      LONG-TERM NOTES PAYABLE
        WWOS OWES SDC PH I LAND NOTE                                       P       1,484,153                                   0
        WWOS RLC PAYOFF BY SDC                                             P      10,000,000                                   0
        CORPORATE TERM NOTE                                                                                           41,994,831
        CORPORATE RLC                                                                                                 40,600,000
        LPSCO OWES SDC                                                     G         300,000                                   0
        GOLDEN HERITAGE (PEW)                                                                                                  0
        TEXTRON LOAN                                                       *          58,445                           3,491,617
 6    OTHER ACCRUED LIABILITIES                                                                                        3,981,766
 6    DEFERRED TAXES                                                       F         207,912                              30,492
 6    LONG-TERM CUSTOMER DEPOSITS                                                                                        479,788
 6    CONTRIB PROPERTY AIA                                                                                               999,073
      DEFERRED CREDIT                                                                                                     11,000
                                         -------------------------               -----------       ----------      --------------
        TOTAL L/T LIABILITIES                   0               0                 12,050,510               0          91,588,567
                                         -------------------------               -----------       ----------      --------------

        TOTAL LIABILITIES                     900          68,069                 24,822,899          58,445         106,553,475
                                         -------------------------               -----------       ----------      --------------

                                              SUNCOR                          SUNCOR
        ACCOUNT DESCRIPTION                  CORPORATE          LPSCO         FARMING          SMLP             PVGC
        ------------------------------------------------------------------------------------------------------------------
      MINORITY INTEREST

EQUITY:
   SDC COMMON STOCK                          1,022,000
   SDC ADDITIONAL PAID IN CAPITAL          405,368,522
   SDC EARNED SURPLUS-BEGINNING           (121,492,825)
   SDC EARNED SURPLUS-CURRENT                5,334,177
   SUBSIDIARY EARNINGS-CURRENT                                   29,982      (85,522)        2,907,509        (194,675)
   SUBSIDIARY EQUITY:
      LPSCO                                                   8,130,695
      SASI                                                                   149,937
      SMLP #3500                                                                             7,168,407
      PVGC                                                                                                   6,553,929
      HOMEBUILDING
      PALM VALLEY #5500
      WWOS #4400
      KABUTO JV #3000
      COMMERCIAL PROPERTIES #2000
      HIDDEN HILLS #3300
      RANCHO SANTE FE #6600

                                         ---------------------------------------------------------------------------------
      TOTAL EQUITY                         290,231,874        8,160,677       64,415        10,075,916       6,359,255
                                         ---------------------------------------------------------------------------------

      TOTAL LIABILITIES AND EQUITY         383,592,384       11,102,168      216,270        10,362,144       9,998,701
                                         =================================================================================


                                                                  SUNCOR                                              SUNCOR
        ACCOUNT DESCRIPTION                  HOMES              PALM VALLEY       WWOS              KABITO JV        COMMERCIAL
        --------------------------------------------------------------------------------------------------------------------------
      MINORITY INTEREST

EQUITY:
   SDC COMMON STOCK
   SDC ADDITIONAL PAID IN CAPITAL
   SDC EARNED SURPLUS-BEGINNING
   SDC EARNED SURPLUS-CURRENT
   SUBSIDIARY EARNINGS-CURRENT               1,809,835          3,496,839         (831,462)                0          749,681
   SUBSIDIARY EQUITY:
      LPSCO
      SASI
      SMLP #3500
      PVGC
      HOMEBUILDING                          (1,175,560)
      PALM VALLEY #5500                                       177,544,592
      WWOS #4400                                                                 6,359,545
      KABUTO JV #3000                                                                             12,602,800
      COMMERCIAL PROPERTIES #2000                                                                                  57,314,987
      HIDDEN HILLS #3300
      RANCHO SANTE FE #6600

                                         -----------------------------------------------------------------------------------------
      TOTAL EQUITY                             634,276        181,041,431        5,528,083        12,602,800       58,064,668
                                         -----------------------------------------------------------------------------------------

      TOTAL LIABILITIES AND EQUITY          16,703,642        182,074,098       17,751,680        12,617,800       59,593,467
                                         =========================================================================================

                                                                                         ELIMINATIONS
                                                                       -----------------------------------------------
        ACCOUNT DESCRIPTION                H HILLS         R VIEJO     REF          DEBIT           REF         CREDIT
        ------------------------------------------------------------------------------------------------------------------
      MINORITY INTEREST                                                                                I,R       6,769,772
                                                                                                               -----------
EQUITY:
   SDC COMMON STOCK
   SDC ADDITIONAL PAID IN CAPITAL
   SDC EARNED SURPLUS-BEGINNING
   SDC EARNED SURPLUS-CURRENT
   SUBSIDIARY EARNINGS-CURRENT             (1,567)        (10,049)D,F,I,M,S,V        8,799,172     L,O,T,U         928,599
   SUBSIDIARY EQUITY:
      LPSCO                                                                F         8,130,695
      SASI                                                                 L           799,937           L         650,000
      SMLP #3500                                                           I        23,244,640           I      16,076,233
      PVGC                                                                 M         6,553,929
      HOMEBUILDING                                                                                       D       1,175,560
      PALM VALLEY #5500                                                    V       177,544,592
      WWOS #4400                                                           O        23,026,125           O      16,666,580
      KABUTO JV #3000                                                      R        12,602,800
      COMMERCIAL PROPERTIES #2000                                          S        57,572,855           S         257,868
      HIDDEN HILLS #3300                  478,683                          T           478,683
      RANCHO SANTE FE #6600                             2,430,635          U         2,444,528           U          13,893

                                         -------------------------           ------------------                -----------
      TOTAL EQUITY                        477,117       2,420,586                  321,197,958                  35,768,733
                                         -------------------------           ------------------                -----------

      TOTAL LIABILITIES AND EQUITY        478,017       2,488,655                  346,020,857                  42,596,951
                                         =========================           ==================                ===========

        ACCOUNT DESCRIPTION                    CONSOLIDATED
        ---------------------------------------------------
      MINORITY INTEREST                           6,769,772
                                               ------------
EQUITY:
   SDC COMMON STOCK                               1,022,000
   SDC ADDITIONAL PAID IN CAPITAL               405,368,522
   SDC EARNED SURPLUS-BEGINNING                (121,492,825)
   SDC EARNED SURPLUS-CURRENT                     5,334,177
   SUBSIDIARY EARNINGS-CURRENT                            0
   SUBSIDIARY EQUITY:
      LPSCO                                               0
      SASI                                                0
      SMLP #3500                                          0
      PVGC                                                0
      HOMEBUILDING                                        0
      PALM VALLEY #5500                                   0
      WWOS #4400                                          0
      KABUTO JV #3000                                    (0)
      COMMERCIAL PROPERTIES #2000                         0
      HIDDEN HILLS #3300                                  0
      RANCHO SANTE FE #6600                              (0)

                                               -------------
      TOTAL EQUITY                              290,231,874
                                               -------------

      TOTAL LIABILITIES AND EQUITY              403,555,121
                                               =============

      *    TO RECLASS CURRENT PORTION OF PVGC LOAN AS OF 12/31/97

      SUNCOR DEVELOPMENT COMPANY
      CONSOLIDATING BALANCE SHEET
      DECEMBER  1997 CONSOLIDATING & ELIMINATING ENTRIES

                                                                      DEBIT            CREDIT

A.    SCM INTERCO A/P TO SDC                                        $4,797,280
      GH INTERCO CAPITAL FROM SDC - ACQUISITION                     $1,432,265
                GH INTERCO A/P TO SDC                                                $1,181,097
                SDC A/R FROM GH                                                        $421,643
                SDC A/R FROM SCM                                                     $4,626,804


B.    HOMEBUILDING CASH ADVANCES FROM SDC                           $8,996,796
                SDC CASH ADVANCES TO HOMEBUILDING                                    $8,996,796


C.    SCM INTERCO CAPPED INTEREST                                   $1,345,580
                SDC INTERCO INTEREST A/R FROM SCM                                    $1,345,580

      TO ELIMINATE INTERCO RECEIVABLES/PAYABLES BETWEEN HOMEBUILDING AND SDC

D.    SDC INVESTMENT IN GH                                                             $151,062
                SDC DUE DILIGENCE COSTS - GHH ACQUISITION                                 --
                SDC INVESTMENT IN SCM                                                  $483,214
      HOMEBUILDING CURRENT YEAR INCOME                              $1,809,835
                HOMEBUILDING ACCUMULATED LOSSES                                      $1,175,560

      TO ELIMINATE INVESTMENT IN GH & SCM ON SDC BOOKS

E.    DEFERRED INTERCO PROFIT                                       $1,938,311
                HOME INVENTORY                                                       $1,938,311

      TO ELIMINATE B/S GROSS UP ON INTERCO LOT SALES BETWEEN SDC AND HOMEBUILDING

F.    LPSCO COMMON STOCK                                               $78,200
      LPSCO PAID IN CAPITAL                                         $7,417,170
      LPSCO EARNINGS - PRIOR                                          $635,325
      SDC DEFERRED TAXES DIFFERENTIAL                                 $207,912
                LPSCO EARNINGS - CURRENT YEAR                          $29,982
                SDC INVESTMENT IN LPSCO - CONTRIB CAPITAL                            $7,495,370
                SDC INVESTMENT IN LPSCO - EARNINGS                                     $665,307
                SDC INVESTMENT IN LPSCO - DEFERRED TAXES DIFFERENTIAL                  $207,912

      ELIMINATE SDC INVESTMENT IN LPSCO

G.    LPSCO LONG-TERM NOTES PAYABLE                                   $300,000
                SDC LONG-TERM NOTES RECEIVABLE                                         $300,000

      ELIMINATE LPSCO INTERCOMPANY NOTE WITH SDC

H.    LPSCO ACCOUNTS PAYABLE                                          $114,257
                SDC ACCOUNTS RECEIVABLE                                                $114,257

      ELIMINATE LPSCO INTERCOMPANY A/R WITH SDC

I.              SMLP CONTRIBUTED CAPITAL-MINORITY INT                                $5,311,464

                                                                      DEBIT            CREDIT

      SMLP CONTRIBUTED CAPITAL-SDC  GP                                $490,147
                SMLP DISTRIBUTED CAPITAL-SDC  GP                                     $6,059,112
      SMLP CONTRIBUTED CAPITAL-SDC  LP                              $2,100,000
                SMLP DISTRIBUTED CAPITAL-SDC  LP                                     $4,705,657
      SMLP EARNINGS - PRIOR                                        $20,654,493
      SMLP EARNINGS - CURRENT YEAR                                  $2,907,509
                MINORITY INTEREST CONTRIBUTED CAPITAL               $5,311,464
                MINORITY INTEREST - PRIOR (35%)                                      $7,229,073
                MINORITY INTEREST - CURRENT YEAR (35%)                               $1,017,628
                SDC INVESTMENT IN SMLP-LP                                            $2,100,000
      SDC DISTRIBUTIONS FROM  SMLP-LP                               $4,705,657
                SDC INVESTMENT IN SMLP-GP                                              $490,147
      SDC DISTRIBUTIONS FROM  SMLP -GP                              $6,059,112
                SDC INVESTMENT IN SMLP - EARNINGS                                   $15,315,301
      SDC LAND BASIS DIFFERENTIAL                                        --

      ELIMINATE SDC INVESTMENT IN SMLP #3500

J.    SMLP ACCOUNTS PAYABLE                                            $18,788
                SDC ACCOUNTS RECEIVABLE                                                 $18,788

      GH ACCOUNTS PAYABLE                                             $158,000
                SMLP ACCOUNTS RECEIVABLE                                               $158,000

      ELIMINATE SMLP INTERCOMPANY A/R WITH SDC AND HOMEBUILDING (PREMIUMS)

K.    SASI ACCOUNTS PAYABLE                                                $95
                SDC ACCOUNTS RECEIVABLE                                                     $95

      ELIMINATE SASI INTERCOMPANY A/R WITH SDC

L.    SASI CONTRIBUTED CAPITAL                                        $339,023
                SASI CAPITAL DISTRIBUTIONS                                             $650,000
      SASI  EARNINGS - PRIOR                                          $460,914
                SASI EARNINGS - CURRENT YEAR                                            $85,522
                PV INVESTMENT IN SASI - CONTRIB CAPITAL                                $339,023
      PV INVESTMENT IN SASI - DISTRIBUTIONS                           $650,000
                PV INVESTMENT IN SASI - EARNINGS                                       $375,392

      ELIMINATE PALM VALLEY INVESTMENT IN SASI

M.    PVGC CONTRIBUTED CAPITAL                                      $6,158,173
      PVGC EARNINGS - PRIOR                                           $395,756
      PVGC EARNINGS - CURRENT YEAR                                   ($194,675)
                SDC INVESTMENT IN PVGC - EARNINGS                                      $201,082
                SDC INVESTMENT IN PVGC -  CONTRIB CAPITAL                            $6,158,173

      ELIMINATE SDC INVESTMENT IN PALM VALLEY GOLF

N.    SDC  CONTRIB. CAPITAL TO PVGC                                 $4,090,907
                PVGC ACCOUNTS RECEIVABLE                                             $4,090,907

                                                                      DEBIT            CREDIT


      ELIMINATE PVGC INTERCOMPANY A/R WITH SDC

O.    WWOS CONTRIBUTED CAPITAL-PHASE 1                              $9,500,000
      WWOS CONTRIBUTED CAPITAL-PHASE 2                             $13,526,125
                WWOS EARNINGS - PRIOR                                                $1,101,590
                WWOS EARNINGS - CURRENT YEAR                                           $831,462
                WWOS CAPITAL DISTRIBUTIONS-PHASE 1                                   $9,500,000
                WWOS CAPITAL DISTRIBUTIONS-PHASE 2                                   $4,967,126
                WWOS PREFERRED RETURN-PHASE 1                                          $287,568
                WWOS PREFERRED RETURN-PHASE 2                                          $810,296
                SDC INVESTMENT IN WWOS -PHASE 1                                      $9,500,000
                SDC INVESTMENT IN WWOS -PHASE 2                                     $13,526,125
      SDC INVESTMENT IN WWOS - EARNINGS                             $1,933,052
      SDC DISTRIBUTIONS FROM WWOS-PHASE 1                           $9,500,000
      SDC DISTRIBUTIONS FROM WWOS-PHASE 2                           $4,967,126
      SDC PREFERRED RETURN -PHASE 1                                   $287,568
      SDC PREFERRED RETURN -PHASE 2                                   $810,296
      SDC BASIS DIFFERENTIAL PH I BUILDINGS                              --
      SDC BASIS DIFFERENTIAL  PH I LAND                                  --
      SDC BASIS DIFFERENTIAL  PH II LAND                                 --
                SDC 1994 CAPPED INTEREST ON WWOS                                          --
                SDC 1995 DEVELOPMENT FEES                                                 --

      ELIMINATE SDC INVESTMENT IN WIGWAM OUTLET STORES #4400

P.    WWOS INTEREST PAYABLE                                            $33,668
      WWOS INTEREST PAYABLE                                            $67,813
                SDC INTEREST RECEIVABLE                                                 $33,668
                SDC INTEREST RECEIVABLE                                                 $67,813

      WWOS NOTES PAYABLE                                            $1,484,153
                SDC NOTES RECEIVABLE                                                 $1,484,153

      WWOS NOTES PAYABLE                                           $10,000,000
                SDC NOTES RECEIVABLE                                                $10,000,000

      ELIMINATE WWOS INTERCOMPANY NOTES AND INTEREST WITH SDC

Q.    WWOS ACCOUNTS PAYABLE                                            $12,397
                SDC ACCOUNTS RECEIVABLE                                                 $12,397

      ELIMINATE WWOS INTERCOMPANY A/R WITH SDC

R.    KABUTO CONTRIBUTED CAPITAL - SDC                              $8,768,265
      KABUTO CONTRIBUTED CAPITAL - KABUTO                           $3,834,535
                MINORITY INTEREST                                                    $3,834,535
                SDC INVESTMENT IN KABUTO -  CONTR CAPITAL                            $5,914,509
                BALANCING PLUG                                                       $2,853,757
      SDC BASIS DIFFERENTIAL IN LAND                                     --
                SDC DEVELOPMENT COSTS                                                     --

                                                                      DEBIT            CREDIT


      ELIMINATE SDC INVESTMENT IN KABUTO JV #3000


S.    COMMERCIAL OPS CONTRIBUTED CAPITAL                           $57,572,855
                COMMERCIAL EARNINGS - PRIOR                                            $257,868
      COMMERCIAL EARNINGS - CURRENT YEAR                              $749,681
      SDC INVEST IN GEN COMMERCIAL OPS - EARNINGS                     $890,859
                SDC INVEST IN GEN COMMERCIAL OPS - CONT CAPITAL                     $51,343,998
                SDC INVESTMENT IN OUTER LIMITS - PURCHASE                            $1,822,515
      SDC INVESTMENT IN FIDDLE (SCOTTS) - CONT CAPITAL              $1,090,059
      SDC INVESTMENT IN FIDDLE (SCOTTS) - EARNINGS                    $338,207
                SDC INVESTMENT IN FUNTASTICKS - CONT CAPITAL                         $3,282,433
                SDC INVESTMENT IN FUNTASTICKS - EARNINGS                               $161,781
                SDC INVESTMENT IN FIDDLE (TEMPE) - CONT CAPITAL                      $2,213,969
                SDC INVESTMENT IN FIDDLE (TEMPE) - EARNINGS                            $331,016
                SDC INVESTMENT IN PV MARKETPLACE - EARNINGS                            $920,669
      SDC INVESTMENT IN PV PAVILIONS - EARNINGS                                        $671,963
      SDC INVESTMENT IN PV CROSSING - EARNINGS                        $151,342
                SDC INVESTMENT IN METROCENTER - EARNINGS                               $123,793
      SDC INVESTMENT IN REST PLACE - EARNINGS                          $29,982
                SDC INVESTMENT IN LITCHFIELD OTHER - EARNINGS                           $30,064
      SDC INVESTMENT IN AUTOPLEX - EARNINGS                           $244,933
      SDC INVESTMENT IN  TALAVI - EARNINGS                             $92,150


      ELIMINATE SDC INVESTMENT IN COMMERCIAL OPERATIONS #2000

T.    HIDDEN HILLS CONTRIBUTED CAPITAL                                $478,683
                HIDDEN HILLS EARNINGS - PRIOR                                                $0
                HIDDEN HILLS EARNINGS - CURRENT YEAR                                     $1,567
      SDC INVESTMENT IN HIDDEN HILLS - EARNINGS                         $1,567
                SDC INVESTMENT IN HIDDEN HILLS - CONT CAPITAL                          $478,683

      ELIMINATE SDC INVESTMENT IN HIDDEN HILLS JV #3300

U.    SDC INVESTMENT IN RANCHO VIEJO - EARNINGS                        $23,942
                SDC INVESTMENT IN RANCHO VIEJO - CAPITAL                             $2,444,528
      RANCHO VIEJO CONTRIBUTED CAPITAL                              $2,444,528
                RANCHO VIEJO EARNINGS - PRIOR                                           $13,893
                RANCHO VIEJO EARNINGS - CURRENT YEAR                                    $10,049

      ELIMINATE SDC INVESTMENT IN RANCHO VIEJO JV #6600

V.    PV CONTRIBUTED CAPITAL                                      $177,544,592
      PV EARNINGS - PRIOR                                                   $0
      PV EARNINGS - CURRENT YEAR                                    $3,496,839
                SDC INVESTMENT IN PALM VALLEY - EARNINGS                             $3,496,839
                SDC INVESTMENT IN PALM VALLEY - DEVELOP                            $177,544,592
      ELIMINATE SDC INVESTMENT IN PALM VALLEY #5500

      TOTAL                                                       $372,755,514     $372,755,514

SUNCOR DEVELOPMENT COMPANY
CONSOLIDATING INCOME STATEMENT
FOR THE YEAR ENDING DECEMBER 31, 1997



         ACCOUNT DESCRIPTION               SUNCOR          LPSCO        SCTS MTN          PVGC       G H HOMES        WWOS
       ----------------------------      -----------    -----------   ------------    -----------   -----------    -----------

REVENUES:
       SALE OF ASSETS                    $6,000,000              -              -              -             -              -
       DEFERRED PROFIT                            -              -        279,896              -             -              -
       LAND SALES                        40,827,538              -      4,876,887              -             -              -
       HOME SALES                                 -              -              -              -    58,111,924              -
       COMMERCIAL PROPERTIES              5,975,257              -              -      2,194,091             -      2,322,774
       UTILITY SALES                              -      1,618,907              -              -             -              -
       MANAGEMENT FEES                    1,149,442              -              -              -             -              -
                                         -----------    -----------   ------------    -----------   -----------    -----------
TOTAL OPERATING REVENUES                 53,952,237      1,618,907      5,156,783      2,194,091    58,111,924      2,322,774
                                         -----------    -----------   ------------    -----------   -----------    -----------

OPERATING EXPENSES
       COST OF ASSETS SOLD                5,043,300              -              -              -             -              -
       COST OF LAND SOLD                 33,564,613              -      2,079,251              -             -              -
       COST OF HOMES SOLD                (2,322,193)             -              -              -    50,970,298              -
       LAND PROJECT COSTS                 2,118,718              -        239,337              -             -              -
       COMMERCIAL PROPERTIES              4,498,370              -              -      1,725,179             -      1,072,563
       GENERAL & ADMINISTRATIVE           9,882,277              -        204,301              -     4,909,682              -
       UTILITY EXPENSE                            -      1,397,097              -              -             -              -
       RESORT OPERATIONS                     10,202              -              -              -             -              -
       DEPRECIATION & AMORTIZATION          716,227        178,950            563        158,207       336,901        954,720
                                         -----------    -----------   ------------    -----------   -----------    -----------
TOTAL OPERATING EXPENSES                 53,511,514      1,576,047      2,523,452      1,883,386    56,216,881      2,027,283
                                         -----------    -----------   ------------    -----------   -----------    -----------
NET OPERATING INCOME                        440,723         42,860      2,633,331        310,705     1,895,043        295,491
                                         -----------    -----------   ------------    -----------   -----------    -----------

OTHER INCOME AND GAINS:

       EQUITY IN JOINT VENTURES           3,182,361              -              -              -             -              -
       INTEREST INCOME                      857,924         14,466        281,535              -             -         19,422
       OTHER                                      -              -              -              -        49,269              -
                                         -----------    -----------   ------------    -----------   -----------    -----------
TOTAL OTHER INCOME AND GAINS              4,040,285         14,466        281,535              -        49,269         19,422
                                         -----------    -----------   ------------    -----------   -----------    -----------

INTEREST EXPENSE

       INTEREST EXPENSE                   5,870,928         27,340          7,357        505,378       134,477      1,146,375
       LESS: CAPITALIZED INTEREST        (3,494,746)             -              -              -             -              -
                                         -----------    -----------   ------------    -----------   -----------    -----------
TOTAL INTEREST EXPENSE                    2,376,182         27,340          7,357        505,378       134,477      1,146,375
                                         -----------    -----------   ------------    -----------   -----------    -----------
NET INCOME BEFORE MINORITY INTEREST       2,104,825         29,986      2,907,509       (194,673)    1,809,835       (831,462)
    MINORITY INTEREST                       480,231              -              -              -             -              -
                                         -----------    -----------   ------------    -----------   -----------    -----------
NET INCOME/(LOSS)                        $1,624,594        $29,986     $2,907,509      ($194,673)   $1,809,835      ($831,462)
                                         ===========    ===========   ============    ===========   ===========    ===========

                                           HIDDEN        RANCHO      ELIMINATING   CONSOLIDATED
         ACCOUNT DESCRIPTION                HILLS         VIEJO        ENTRIES        INCOME
       ----------------------------      ----------    ----------    -----------   ------------

REVENUES:
       SALE OF ASSETS                            -             -              -     $6,000,000
       DEFERRED PROFIT                           -             -              -        279,896
       LAND SALES                                -       265,847              -     45,970,272
       HOME SALES                                -             -              -     58,111,924
       COMMERCIAL PROPERTIES                     -             -              -     10,492,122
       UTILITY SALES                             -             -              -      1,618,907
       MANAGEMENT FEES                           -             -              -      1,149,442
                                         ----------    ----------    -----------   ------------
TOTAL OPERATING REVENUES                         -       265,847              -    123,622,563
                                         ----------    ----------    -----------   ------------

OPERATING EXPENSES
       COST OF ASSETS SOLD                       -             -              -      5,043,300
       COST OF LAND SOLD                         -       220,328              -     35,864,192
       COST OF HOMES SOLD                        -             -              -     48,648,105
       LAND PROJECT COSTS                      290        60,945              -      2,419,290
       COMMERCIAL PROPERTIES                     -             -              -      7,296,112
       GENERAL & ADMINISTRATIVE              1,277             -              -     15,057,115
       UTILITY EXPENSE                           -             -              -      1,337,519
       RESORT OPERATIONS                         -             -              -         10,202
       DEPRECIATION & AMORTIZATION               -           398              -      2,345,966
                                         ----------    ----------    -----------   ------------
TOTAL OPERATING EXPENSES                     1,567       281,671              -    118,021,801
                                         ----------    ----------    -----------   ------------
NET OPERATING INCOME                        (1,567)      (15,824)             -      5,600,762
                                         ----------    ----------    -----------   ------------

OTHER INCOME AND GAINS:

       EQUITY IN JOINT VENTURES                  -             -              -      3,182,361
       INTEREST INCOME                           -         5,775              -      1,179,122
       OTHER                                     -             -              -         49,269
                                         ----------    ----------    -----------   ------------
TOTAL OTHER INCOME AND GAINS                     -         5,775              -      4,410,752
                                         ----------    ----------    -----------   ------------

INTEREST EXPENSE

       INTEREST EXPENSE                          -             -              -      7,691,855
       LESS: CAPITALIZED INTEREST                -             -              -     (3,494,746)
                                         ----------    ----------    -----------   ------------
TOTAL INTEREST EXPENSE                           -             -              -      4,197,109
                                         ----------    ----------    -----------   ------------
NET INCOME BEFORE MINORITY INTEREST         (1,567)      (10,049)             -      5,814,405
    MINORITY INTEREST                            -             -              -        480,231
                                         ----------    ----------    -----------   ------------
NET INCOME/(LOSS)                          ($1,567)     ($10,049)             -     $5,334,174
                                         ==========    ==========    ===========   ============